AMERICAN STANDARD INC.
              COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in Millions)


                                                            For the Years ended December 31,               Three Months Ended
                                                                                                                 March 31,
                                              1992        1993         1994         1995      1996        1996      1997


                                              ------      ------      ------      ------      ------      ------   -----
Income/(Loss) from continuing
operation before taxes                     $  (52.6)   $  (80.5)   $  (77.7)   $  141.8    $  (46.7)    $(205.3)  $ 25.1

Minus/(plus) equity in net in-
come of associated companies
net of dividends received                       1.9        (1.8)       (1.1)      (11.0)      (11.8)       (2.3)    0.8

Amortization of capitalized interest            0.8         0.9         1.0         1.1         1.3         0.3     0.4

Interest Expense                              288.9       277.9       259.4       213.3       198.2        51.5    48.8

Rental Expense factor                          12.5        13.2        17.6        23.0        27.3         5.0     5.7
                                             ------      ------      ------      ------      ------       =====    =====
Earnings available for fixed charges       $  247.7    $  213.3     $ 201.4     $ 390.2     $ 191.9    $ (146.2) $ 79.2
                                             ======      ======      ======      ======      ======      ======   =====
Interest Expense                              288.9       277.9       259.4       213.3       198.2        51.5    48.8

Capitalized interest                            3.1         2.7         2.9         4.0         3.9         1.0     1.0

Rental Expense factor                          12.5        13.2        17.6        23.0        27.3         5.0     5.7
                                             ------      ------      ------      ------      ------      ======    =====
Fixed Charges                              $  304.5    $  293.8    $  279.9    $  240.3    $  229.4    $   57.5  $ 55.5
                                             ======      ======      ======      ======      ======      ======    =====
Ratio of Earnings to Fixed Charges (1)         - (2)       - (2)       - (2)        1.6        - (2)       - (2)    1.4
                                             ======      ======      ======      ======      ======      ======     =====

1) For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

2) Earnings were insufficient to cover fixed charges for the years ended December 31, 1992, 1993, 1994, 1996 and the three months ended March 31, 1996, by $56.8 million, $80.5 million, $78.5 million, $37.5 million and $203.7 million, respectively.